Item 1. English translation of a notice submitted to the Argentine securities regulator (the Comisión Nacional de Valores, or the CNV) dated November 28, 2018

City of Buenos Aires, November 28, 2018

To
COMISIÓN NACIONAL DE VALORES
25 de mayo 175
City of Buenos Aires
Delivered by Hand

MERCADO DE VALORES DE BUENOS AIRES S.A.
Sarmiento 299, 2nd Floor
City of Buenos Aires
Delivered by Hand

MERCADO ABIERTO ELECTRÓNICO S.A.
San Mart’n 344
City of Buenos Aires
Delivered by Hand

Re: Material Event. Shareholders’ Agreement of CP Renovables S.A.

Dear Sirs:

I am writing to you in my capacity as Market Relations Officer of Central Puerto S.A. (the “Corporation” or “CPSA”) for the purpose of informing that a new shareholders’ agreement (the “Shareholders’ Agreement”) of the Corporation’s Subsidiary, CP Renovables S.A. (“CPR”) was executed on the date hereof with the same minority shareholder with whom the Corporation had executed the preexisting shareholders’ agreement (“CPR Minority Shareholder”).

The Shareholders’ Agreement had been previously reviewed by the Corporation’s Auditing Committee, which reported that its terms are reasonably consistent with typical and usual market conditions. Subsequently, the Corporation’s Board of Directors approved the execution of the Shareholders’ Agreement.

The Shareholders’ Agreement deals, among other matters, with: (i) the governance of CPR and its subsidiaries; (ii) CPR Minority Shareholder’s right to appoint at least one director at CPR and at each of its subsidiaries, and one member of CPR’s Supervisory Committee; (iii) how new projects for investment in electricity generation from renewable sources shall be carried out; (iv) share transfers by the parties to the Shareholders’ Agreement (including right of first offer, right of first refusal, and tag-along right); (v) the contents of the “Special Matters” for which the affirmative vote of both parties to the Shareholders’ Agreement is required; (vi) inclusion of registration right in favor of CPR Minority Shareholder with respect to such shareholder’s shares in CPR, in order to be able to make a secondary public offering thereof, including a penalty on the Corporation in the event of default; and (vii) additionally, in the event of a control acquisition (as defined in the Shareholders’ Agreement) over the Corporation, purchase or sale options in favor of CPR Minority Shareholder are provided, including the method for the calculation of the share price under such options, through independent valuation firms.

The Shareholders’ Agreement supersedes the preexisting shareholders’ agreement dated January 18, 2017. In addition, the Shareholders’ Agreement is also binding upon future holders of Class A and Class B shares in CPR.

Sincerely,

_____________________________________
Leonardo Marinaro
Market Relations Officer
Central Puerto S.A.